UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				14,818,906		0.7044	0.3522
Non-Voting Shares				20,021,726		0.9517	0.4758
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	2-Sep	166	40.30	R$ 6,689.80
Non-Voting Shares		Sell	2-Sep	100	40.18	R$ 4,018.00
Non-Voting Shares		Sell	2-Sep	100	40.39	R$ 4,039.00
Non-Voting Shares		Sell	2-Sep	100	40.40	R$ 4,040.00
Non-Voting Shares		Sell	2-Sep	300	40.42	R$ 12,126.00
Non-Voting Shares		Sell	2-Sep	300	40.45	R$ 12,135.00
Non-Voting Shares		Sell	2-Sep	100	40.46	R$ 4,046.00
Non-Voting Shares		Sell	2-Sep	100	40.47	R$ 4,047.00
Non-Voting Shares		Sell	2-Sep	100	40.48	R$ 4,048.00
Non-Voting Shares		Sell	2-Sep	200	40.50	R$ 8,100.00
Non-Voting Shares		Sell	2-Sep	200	40.53	R$ 8,106.00
Non-Voting Shares		Sell	2-Sep	100	40.54	R$ 4,054.00
Non-Voting Shares		Sell	2-Sep	100	40.55	R$ 4,055.00
Non-Voting Shares		Sell	2-Sep	200	40.56	R$ 8,112.00
Non-Voting Shares		Sell	2-Sep	100	40.57	R$ 4,057.00
Non-Voting Shares		Sell	2-Sep	100	40.58	R$ 4,058.00
Non-Voting Shares		Sell	2-Sep	100	40.59	R$ 4,059.00
Non-Voting Shares		Sell	2-Sep	100	40.62	R$ 4,062.00
Non-Voting Shares		Sell	2-Sep	100	40.65	R$ 4,065.00
Non-Voting Shares		Sell	2-Sep	100	40.86	R$ 4,086.00
Non-Voting Shares		Sell	2-Sep	100	40.91	R$ 4,091.00
Non-Voting Shares		Sell	2-Sep	100	40.95	R$ 4,095.00
Non-Voting Shares		Sell	2-Sep	200	40.97	R$ 8,194.00
Non-Voting Shares		Sell	2-Sep	100	40.99	R$ 4,099.00
Non-Voting Shares		Sell	2-Sep	200	41.00	R$ 8,200.00
Non-Voting Shares		Sell	2-Sep	100	41.03	R$ 4,103.00
Non-Voting Shares		Sell	2-Sep	200	41.06	R$ 8,212.00
Non-Voting Shares		Sell	2-Sep	100	41.12	R$ 4,112.00
Non-Voting Shares		Sell	2-Sep	100	41.13	R$ 4,113.00
Non-Voting Shares		Sell	2-Sep	200	41.14	R$ 8,228.00
Non-Voting Shares		Sell	2-Sep	100	41.15	R$ 4,115.00
Non-Voting Shares		Sell	2-Sep	100	41.18	R$ 4,118.00
Non-Voting Shares		Sell	2-Sep	100	41.19	R$ 4,119.00
Non-Voting Shares		Sell	2-Sep	100	41.20	R$ 4,120.00
Non-Voting Shares		Sell	2-Sep	100	41.21	R$ 4,121.00
Non-Voting Shares		Sell	2-Sep	100	41.22	R$ 4,122.00
Non-Voting Shares		Sell	2-Sep	100	41.23	R$ 4,123.00
Non-Voting Shares		Sell	2-Sep	100	41.26	R$ 4,126.00
Non-Voting Shares		Sell	2-Sep	100	41.30	R$ 4,130.00
Non-Voting Shares		Sell	2-Sep	100	41.41	R$ 4,141.00
Non-Voting Shares		Sell	2-Sep	100	41.42	R$ 4,142.00
Non-Voting Shares		Sell	2-Sep	100	41.53	R$ 4,153.00
Non-Voting Shares		Sell	2-Sep	100	41.59	R$ 4,159.00
Non-Voting Shares		Sell	2-Sep	200	41.60	R$ 8,320.00
Non-Voting Shares		Sell	2-Sep	200	41.61	R$ 8,322.00
Non-Voting Shares		Sell	2-Sep	200	41.62	R$ 8,324.00
Non-Voting Shares		Sell	2-Sep	100	41.63	R$ 4,163.00
Non-Voting Shares		Sell	2-Sep	200	41.64	R$ 8,328.00
Non-Voting Shares		Sell	2-Sep	100	41.65	R$ 4,165.00
Non-Voting Shares		Sell	2-Sep	200	41.66	R$ 8,332.00
Non-Voting Shares		Sell	2-Sep	300	41.67	R$ 12,501.00
Non-Voting Shares		Sell	2-Sep	100	41.71	R$ 4,171.00
Non-Voting Shares		Total		7,066		R$ 289,764.80
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				14,818,906		0.7044	0.3522
Non-Voting Shares				20,014,660		0.9514	0.4757

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				291,294		0.0138	0.0069
Non-Voting Shares				1,998,651		0.0950	0.0475
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	29-Sep	1,000	35.65	R$ 35,650.00
Common Shares		Total		1,000		R$ 35,650.00
Common Shares		Sell	8-Sep	4,742	40.31	R$ 191,150.02
Common Shares		Total		4,742		R$ 191,150.02
Non-Voting Shares		Sell	22-Sep	2,400	37.60	R$ 90,240.00
Non-Voting Shares		Sell	22-Sep	600	37.61	R$ 22,566.00
Non-Voting Shares		Sell	1-Sep	70	41.30	R$ 2,891.00
Non-Voting Shares		Sell	1-Sep	300	41.33	R$ 12,399.00
Non-Voting Shares		Sell	1-Sep	100	41.34	R$ 4,134.00
Non-Voting Shares		Sell	8-Sep	3,480	41.35	R$ 143,898.00
Non-Voting Shares		Sell	4-Sep	1,028	40.55	R$ 41,685.40
Non-Voting Shares		Sell	4-Sep	200	40.56	R$ 8,112.00
Non-Voting Shares		Sell	3-Sep	700	42.00	R$ 29,400.00
Non-Voting Shares		Sell	1-Sep	450	41.23	R$ 18,553.50
Non-Voting Shares		Sell	1-Sep	475	41.58	R$ 19,750.50
Non-Voting Shares		Sell	16-Sep	300	39.76	R$ 11,928.00
Non-Voting Shares		Sell	25-Sep	1,500	37.20	R$ 55,800.00
Non-Voting Shares		Sell	1-Sep	75	41.64	R$ 3,123.00
Non-Voting Shares		Sell	1-Sep	400	41.67	R$ 16,668.00
Non-Voting Shares		Total		12,078		R$ 481,148.40
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				287,552		0.0136	0.0068
Non-Voting Shares				1,957,469		0.0930	0.0465

Note:
Members who left the Board of Executive Officers
Laércio Carlos de Araújo Filho
Alex Carlos Capura de Araújo - Son of Mr. Laércio Carlos de Araújo Filho

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				387,417		0.0184	0.0092
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Spinelli S.A. C.V.M.C	Sell	5-Sep	14,000	40.85	R$ 571,900.00
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	8-Sep	400	40.89	R$ 16,356.00
Non-Voting Shares		Sell	16-Sep	500	40.16	R$ 20,080.00
Non-Voting Shares		Total		14,900		R$ 608,336.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				372,517		0.0177	0.0088

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 10, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.